SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

Resolution on Convening of Annual General Meeting of Shareholders

and Cash Dividends

I. Resolution on Convening of Annual General Meeting of Shareholders

On January 15, 2008, the Board of Directors of LG.Philips LCD Co., Ltd. (NYSE symbol: LPL) has approved and ratified to convene the 23rd Annual General Meeting of Shareholders for the fiscal year of 2007 as set forth below:

1. Date & Time:	10:00 A.M., February 29, 2008 (Friday)

2. Venue:	Guest House, LG.Philips LCD Paju Display Cluster

1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

3. Agenda for Meeting

1) For reporting:	a.	Audit Committee’s Audit Report

	b.	Business Report

2) For approval:	a.	Non-consolidated Balance Sheet, Non-consolidated Income Statement and Non-consolidated Statement of Appropriations of Retained Earnings of Fiscal Year 2007

• Dividend per common share : KRW 750

	b.	Appointment of Directors (Appendix 1)

	c.	Appointment of Audit Committee Members (Appendix 2)

	d.	Remuneration Limit for Directors in 2008

4. Resolution of Board of Directors

• Date	: January 15, 2008

• Attendance of Outside Directors	: 5 out of 5 outside directors attended

II. Resolution of Cash Dividends

On January 15, 2008, the Board of Directors of LG.Philips LCD Co., Ltd. (NYSE symbol: LPL) has approved and ratified to pay cash dividends to its shareholders as of December 31, 2007, subject to the shareholders’ approval at the Annual General Meeting of Shareholders on February 29, 2008.

1. Total Cash Dividend Amount for Common Shares : KRW 268,361,775,000

2. Dividend per Common Share : KRW 750

3. Market Dividend Rate :	1.6% (calculated based on the average closing price of the common shares during the period of 5 working days prior to two transaction days preceding the record date.)

4. Record Date : December 31, 2007

5. The dividend will be paid within one month from the date of the Annual General Meeting of Shareholders.

6. The above cash dividends is subject to change, depending on the audit result of the independent auditor as well as the approval at the Annual General Meeting of Shareholders.

Appendix 1. Details of Nominated Directors

A) James Jeong

•	Date of Birth : November 2, 1961

•	Proposed Term of Office : 3 years

•	New Appointment or Reappointment : New appointment

•	Major Career : CFO of LG Electronics Inc.

•	Current Position : Director of LG Electronics Inc.

•	Education : B.A., Business Administration, Yonsei University

•	Nationality : Korea

B) Simon Kang

•	Date of Birth : May 10, 1954

•	Proposed Term of Office : 3 years

•	New Appointment or Reappointment : New appointment

•	Major Career : President of Korea Sales & Marketing Operation of LG Electronics Inc.

•	Current Position : President of Digital Display Division of LG Electronics Inc.

•	Education : B.A., Business Administration, Yonsei University

•	Nationality : Korea

C) Paul Verhagen

•	Date of Birth : February 2, 1962

•	Proposed Term of Office : 3 years

•	New Appointment or Reappointment : New appointment

•	Major Career : CFO of Philips Consumer Electronics

•	Current Position : CFO of Philips Consumer Lifestyle

•	Education : M.S., Business Economics, Catholic University of Brabant

•	Nationality : Netherlands

D) Dongwoo Chun

•	Date of Birth : January 15, 1945

•	Proposed Term of Office : 3 years

•	New Appointment or Reappointment : Reappointment

•	Major Career : Outside Director of LG.Philips LCD Co., Ltd., Outside Director of Pixelplus

•	Current Position : Outside Director of LG.Philips LCD Co., Ltd., Outside Director of Pixelplus

•	Education : Ph.D., Electronic Engineering, University of Texas

•	Nationality : U.S.A.

E) Bruce I. Berkoff

•	Date of Birth : August 13, 1960

•	Proposed Term of Office : 3 years

•	New Appointment or Reappointment : New appointment

•	Major Career : Chairman of Enuclia Semiconductor

•	Current Position : Chairman of LCD TV Association

•	Education : M.S., Biophysics, U.C. Berkeley

•	Nationality : U.S.A.

F) Nakamura Yoshihide

•	Date of Birth : October 22, 1942

•	Proposed Term of Office : 3 years

•	New Appointment or Reappointment : New appointment

•	Major Career : Senior VP of Sony Patent Department

•	Current Position : CEO of ULDAGE

•	Education : B.A., Law, Chuo University

•	Nationality : Japan

G) William Y. Kim

•	Date of Birth : June 6, 1956

•	Proposed Term of Office : 3 years

•	New Appointment or Reappointment : New appointment

•	Major Career : Partner, Alston & Bird LLP

•	Current Position : Partner, Ropes & Gray LLP (NY)

•	Education : MBA, University of Machigan

•	Nationality : U.S.A.

Appendix 2. Details of Nominated Audit Committee Members

A) Nakamura Yoshihide

•	Please refer to the details of nominated directors.

B) William Y. Kim

•	Please refer to the details of nominated directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: January 15, 2008	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/President & Chief Financial Officer